ARNOLD & PORTER LLP

Neil M. Goodman
Neil_Goodman@aporter.com

202.942.5191
202.942.5999 Fax

555 Twelfth Street, NW
Washington, DC 20004-1206

[redacted]

07024058

May 31, 2007

BY HAND DELIVERY

U.S. Securities and Exchange Commission
Filing Desk
450 Fifth Street, N.W.
Judiciary Plaza
Washington, DC 20549

Re: Rule 12g3-2(b) Exemption of C.A. La Electricidad de Caracas (#82-4896)

Ladies and Gentlemen:

In connection with the exemption of C.A. La Electricidad de Caracas ("EDC") under Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934, as amended, granted by the Commission on November 30, 1998, we hereby submit on behalf of EDC certain supplemental information in accordance with the requirements of the Rule.

Pursuant to subparagraph (1)(iii) and paragraph (4) of the Rule, we enclose herewith English and Spanish versions of a notice of shareholders meeting scheduled for June 14, 2007, which was published in newspapers of general circulation in Caracas, Venezuela and filed with the Comision Nacional de Valores of the Bolivarian Republic of Venezuela on May 29, 2007.

If you should have any questions regarding the enclosed supplemental information, please contact the undersigned at (202) 942-5191.

Very truly yours,

Neil Goodman

Enclosures

C.A. La Electricidad de Caracas

Authorized Capital: Bs. 598,800,000,000.00
Subscribed Capital Bs. 329,221,407,800.00
(Totally Paid)

NOTICE OF EXTRAORDINARY GENERAL MEETING

The stockholders of C.A. La Electricidad de Caracas are hereby called to an Extraordinary General Meeting to be held on Thursday, June 14, 2007, at 3:00 p.m., at the Company's main office located at the La Electricidad de Caracas Building, Av. Vollmer, Urb. San Bernardino, in order to:

1. Present the Company's Report submitted by the Board of Directors for the January – April, 2007 period.

2. Consider and resolve regarding a general modification of the Company's Bylaws.

3. Elect Principal and Alternate members of the Board of Directors, for the remainder of the 2007-2008 period.

4. Appoint the Internal Auditor for the remainder of the 2007-2008 period, as a result of the approval of point 2 of this notice, regarding the general modification of the Company's Bylaws.

5. Appoint two (2) Statutory Auditors and their two (2) alternates for the remainder of the 2007-2008 period, and establish their remuneration and form of payment.

Caracas, May 29, 2007

By C.A. La Electricidad de Caracas Board of Directors
Andrés Gluski
Chairman

NOTE: The documents referred in this Announcement regarding the modification of the Company's Bylaws, are available to the Shareholders at Banco Venezolano de Crédito Transfer Agent offices, located at the lobby of La Electricidad de Caracas' headquarters.

La Electricidad de Caracas
y sus empresas filiales

RIF: J-00021243-0

Convocatoria

Capital Autorizado: Bs. 598.800.000.000,00
Capital Suscrito Bs.329.221.407.800,00
(Totalmente Pagado)

Se convoca a los señores accionistas de la Sociedad para la Asamblea General Extraordinaria que se celebrará el día jueves 14 de junio de 2007, a las 3:00 p.m., en la sede de la misma, ubicada en el edificio La Electricidad de Caracas, Av. Vollmer, Urb. San Bernardino, a los fines de:

1. Presentación del Informe de Gestión de la Junta Directiva correspondiente al período enero - abril 2007.

2. Modificación general del Documento Constitutivo Estatutario de la Sociedad.

3. Designación de los Miembros Principales y Suplentes de la Junta Directiva para lo que resta del periodo 2007- 2008.

4. Con vista a la modificación estatutaria que se apruebe en el punto 2 de esta convocatoria, designación del Auditor Interno de la Sociedad para lo que resta del período 2007 – 2008.

5. Elegir dos (2) comisarios principales y suplentes para lo que resta del período 2007-2008, fijando su remuneración y forma de pago.

Caracas, 29 de mayo de 2007

P/ LA JUNTA DIRECTIVA
ANDRES GLUSKI
Presidente de la Junta Directiva

NOTA: El documento de Reforma Estatutaria a que se refiere esta Convocatoria está a disposición de los señores accionistas, en las oficinas del Banco Venezolano de Crédito, Agente de Traspaso, ubicadas en la Planta Baja del edificio sede de La Electricidad de Caracas

La Electricidad de Caracas
y sus empresas filiales

RIF: J-00021243-0

ARNOLD & PORTER LLP

Neil M. Goodman
Neil_Goodman@aporter.com

202.942.5191
202.942.5999 Fax

555 Twelfth Street, NW
Washington, DC 20004-1206

May 31, 2007

SEC MAIL PROCESSING
RECEIVED
MAY 31 2007
WASH. DC
181

BY HAND DELIVERY

U.S. Securities and Exchange Commission
Filing Desk
450 Fifth Street, N.W.
Judiciary Plaza
Washington, DC 20549

Re: Rule 12g3-2(b) Exemption of C.A. La Electricidad de Caracas (#82-4896)

Ladies and Gentlemen:

In connection with the exemption of C.A. La Electricidad de Caracas ("EDC") under Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934, as amended, granted by the Commission on November 30, 1998, we hereby submit on behalf of EDC certain supplemental information in accordance with the requirements of the Rule.

Pursuant to subparagraph (1)(iii) and paragraph (4) of the Rule, we enclose herewith English and Spanish versions of a notice of shareholders meeting scheduled for June 14, 2007, which was published in newspapers of general circulation in Caracas, Venezuela and filed with the Comision Nacional de Valores of the Bolivarian Republic of Venezuela on May 29, 2007.

If you should have any questions regarding the enclosed supplemental information, please contact the undersigned at (202) 942-5191.

Very truly yours,

Neil Goodman

Enclosures

C.A. La Electricidad de Caracas

Authorized Capital: Bs. 598,800,000,000.00
Subscribed Capital Bs. 329,221,407,800.00
(Totally Paid)

NOTICE OF EXTRAORDINARY GENERAL MEETING

The stockholders of C.A. La Electricidad de Caracas are hereby called to an Extraordinary General Meeting to be held on Thursday, June 14, 2007, at 3:00 p.m., at the Company's main office located at the La Electricidad de Caracas Building, Av. Vollmer, Urb. San Bernardino, in order to:

1. Present the Company's Report submitted by the Board of Directors for the January – April, 2007 period.

2. Consider and resolve regarding a general modification of the Company's Bylaws.

3. Elect Principal and Alternate members of the Board of Directors, for the remainder of the 2007-2008 period.

4. Appoint the Internal Auditor for the remainder of the 2007-2008 period, as a result of the approval of point 2 of this notice, regarding the general modification of the Company's Bylaws.

5. Appoint two (2) Statutory Auditors and their two (2) alternates for the remainder of the 2007-2008 period, and establish their remuneration and form of payment.

Caracas, May 29, 2007

By C.A. La Electricidad de Caracas Board of Directors
Andrés Gluski
Chairman

NOTE. The documents referred in this Announcement regarding the modification of the Company's Bylaws, are available to the Shareholders at Banco Venezolano de Crédito Transfer Agent offices, located at the lobby of La Electricidad de Caracas' headquarters.

La Electricidad de Caracas
y sus empresas filiales

END

RIF: J-00021243-0